

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Michael F. Biehl
Executive Vice President and Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, OH 44125-5370

Re: **Chart Industries, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442

Dear Mr. Biehl:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   You state on page 20 of the 10-K that your export activities are subject to the Treasury Department's Office of Foreign Assets Control's regulations, and that you "may currently or may in the future be in violation of these regulations." You state on page 14 that expansion into the Middle East and Latin America may cause you difficulty, and that conditions in North Africa and the Middle East could negatively impact your order levels and sales in those regions. Cuba, Sudan and

Syria, countries located in those regions, are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, distributors, resellers, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

3. You state on page 3 that you have a long standing relationship with PetroChina. We are aware of recent state government and retirement system divestment or other initiatives regarding PetroChina, due to its contacts with Iran and Sudan. Please discuss for us the potential for your relationship with PetroChina to have an adverse impact upon your reputation and share value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance